EXHIBIT 99.8
Notice to ASX/LSE

Shareholdings of directors and persons discharging managerial responsibility (PDMR)
21 January 2021

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare. The matching shares are subject to a three year holding period, and vest after this period.

Upon vesting, on 18 January 2021, the following PDMRs received matching shares under myShare, of which sufficient were sold on 19 January 2021 to pay applicable withholding tax and other deductions.

Security	Name of PDMR	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	18.4695	21.6589	9.0970	59.455455 GBP	12.5619
Rio Tinto plc shares	Barrios, Alfredo	18.5525	21.7563	10.5936	59.455455 GBP	11.1627
Rio Tinto plc shares	Cunningham, Peter	9.2347	10.8290	4.5484	59.455455 GBP	6.2806
Rio Tinto plc shares	Toth, Peter	9.2347	10.8290	4.5484	59.455455 GBP	6.2806
Rio Tinto Limited shares	Trott, Simon	17.6004	20.3861	0	-	20.3861
Rio Tinto Limited shares	Vella, Ivan	15.1076	17.4987	0	-	17.4987

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404